Exhibit 99.3

RARE ELEMENT RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

(Unaudited)

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

	December 31, 2009	June 30, 2009
	(Unaudited)	(Audited)
ASSETS
CURRENT
Cash and cash equivalents	$ 5,112,032	$ 2,334,145
Accounts receivable	8,387	50,195
Prepaid expenses	20,638	27,978
	5,141,057	2,412,318

Equipment (Note 4)	44,940	1,872
Mineral properties and deferred exploration costs (Note 3)	4,263,186	1,609,496
Reclamation bond (Note 5)	110,533	10,533

	$ 9,559,716	$ 4,034,219

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 181,105	$ 56,692
Due to related parties (Note 7)	13,762	9,769
	194,867	66,461

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	12,294,650	7,841,832
WARRANTS (Note 6)	2,072,959	627,442
CONTRIBUTED SURPLUS (Note 6)	866,603	876,046
DEFICIT	(5,869,363)	(5,377,562)
	9,364,849	3,967,758

	$ 9,559,716	$ 4,034,219
NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

 (Expressed in US Dollars)

(Unaudited)

	For the three months ended December 31		For the six months ended December 31
	2009	2008	2009	2008

EXPENSES

Audit and legal	$ 29,687	$ 1,055	$ 38,998	$ 1,631
Accounting and administrative fees (Note 7)	49,945	29,008	88,635	50,416
Amortization	1,082	759	2,017	1,564
Bank charges	1,459	608	2,362	1,234
Consulting	14,897	-	14,897	-
Corporate development	21,018	-	77,976	-
Foreign exchange loss (gain)	(147,095)	256,055	(273,741)	309,455
Investor relations and shareholder communication	67,666	45,430	140,516	97,210
Management fees (Note 7)	72,860	26,579	111,863	52,260
Office and miscellaneous	37,562	10,292	50,652	18,015
Rent (Note 7)	6,830	1,898	8,878	3,582
Stock-based compensation	81,684	57,580	194,354	139,397
Transfer and listing fees	18,589	10,018	22,014	10,976
Travel	18,796	16,721	30,007	36,676
	274,980	456,003	509,428	722,416
OTHER ITEM
Interest income	8,657	7,041	17,627	15,938

NET LOSS FOR THE PERIOD	266,323	448,962	491,801	706,478

LOSS PER SHARE – BASIC AND DILUTED	$ 0.01	$ 0.02	$ 0.02	$ 0.03

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	29,069,258	23,866,736	28,250,823	23,866,736

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

 (Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash: Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash: Private placements (Notes 6b(iii) & (iv))	2,200,000	2,996,863	1,453,097	-	-	4,449,960
Exercise of warrants (Note 6b(v))	25,000	30,783	(7,580)	-	-	23,203
Exercise of options (Note 6b(vi))	432,000	462,520	-	(203,797)	-	258,723
Shares issued on property acquisition (Note 6b(vii))	320,000	1,007,251		-	-	1,007,251
Share issue costs (Notes 6b(iii) & (iv))	-	(44,599)	-	-	-	(44,599)
Stock-based compensation (Note 6e)	-	-	-	194,354	-	194,354
Net loss for the period	-	-	-	-	(491,801)	(491,801)
BALANCE AS AT DECEMBER 31, 2009	29,241,736	$ 12,294,650	$ 2,072,959	$ 866,603	$ (5,869,363)	$ 9,364,849

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in US Dollars)

(Unaudited)

	For the three months ended December 31		For the six months ended December 31
	2009	2008	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the period	$ (266,323)	$ (448,962)	$ (491,801)	$ (706,478)
Items not involving cash:
Amortization	1,082	759	2,017	1,564
Stock-based compensation	81,684	57,580	194,354	139,397
Interest income accrued	5,369	-	-	-
	(178,188)	(390,623)	(295,430)	(565,517)
Changes in non-cash working-capital items:
Accounts receivable	75,764	33,758	41,808	40,104
Prepaid expenses	49,572	47,455	7,340	16,085
Accounts payable and accrued liabilities	(28,798)	(54,393)	2,380	(2,517)
Due to related parties	(29,637)	(85)	3,993	1,642
	(111,287)	(363,888)	(239,909)	(510,203)

INVESTING ACTIVITIES
Deferred exploration costs	(1,240,400)	(153,132)	(1,524,406)	(398,822)
Purchase of equipment	(35,340)	-	(45,085)	-
Reclamation bond	-	-	(100,000)	-
	(1,275,740)	(153,132)	(1,669,491)	(398,822)

FINANCING ACTIVITIES
Cash received for common shares	169,490	-	4,731,886	-
Share issue costs	(945)	-	(44,599)	-
	168,545	-	4,687,287	-

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,218,482)	(517,020)	2,777,887	(909,025)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	6,330,514	1,879,912	2,334,145	2,271,917

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 5,112,032	$ 1,362,892	$ 5,112,032	$ 1,362,892

Cash and cash equivalents consist of:
Cash	$ 5,112,032	$ 135,442	$ 5,112,032	$ 135,442
GIC Investments	-	1,227,450	-	1,227,450
	$ 5,112,032	$ 1,362,892	$ 5,112,032	$ 1,362,892

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

 (Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2008	for the year	June 30, 2009	for the period	December 31, 2009
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property
Property acquisition costs	$ 17,721	$ 23,000	$ 40,721	$ -	$ 40,721
Staking	17,949	-	17,949	-	17,949

Exploration expenditures
Assays	13,374	16,573	29,947	102,105	132,052
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	21,514	21,514
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	70,299	70,299
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	33,272	33,272
Geological consulting	227,482	211,277	438,759	278,042	716,801
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	176,635	331,665
Overhead expenses	10,839	2,685	13,524	9,241	22,765
Resource estimation	-	-	-	5,401	5,401
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	12,841	37,259
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	1,646,439	3,255,935
Eden Lake Property
Property acquisition costs	-	-	-	1,007,251	1,007,251
Total exploration expenditures on Eden Lake property	-	-	-	1,007,251	1,007,251
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 2,653,690	$ 4,263,186

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,869,363.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements.  These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. (“Paso Rico”), together with those of Paso Rico’s wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates

The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period, and;

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At December 31, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and drilling equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

-

change the categories into which a debt instrument is required or permitted to be classified;

-

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and

-

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company’s financial condition or operation results.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company continues to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares (Note 6b(vii)).

The underlying owner Strider Resources Limited retains a 3% NSR with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

On December 1, 2009, the Company signed a letter of intent with Medallion Resources Ltd. (“Medallion”) to grant Medallion an option to earn a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total $1,450,000 CDN in cash, issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period.

Nuiklavik property

On November 12, 2009, the Company entered into letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.)(“Altius”), to acquire a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares of the Company issued subsequent to December 31, 2009 (Note 13).

Altius will retain a total gross overriding royalty of 2 % on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

4.

EQUIPMENT

	December 31, 2009	June 30, 2009

Computer equipment	$ 4,962	$ 4,962
Geological equipment	45,085	-
Accumulated amortization	(5,107)	(3,090)
Net book value	$ 44,940	$ 1,872

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

5.

RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed. Interest of $533 was accrued on this bond as of December 31, 2009.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont.  This bond covers Newmont’s gold-exploration reclamation work and is not included in these financial statements.  It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, another $100,000 bond was set up in the name of Paso Rico (USA), Inc., for the benefit of the Company and covers the Company’s rare-earth exploration reclamation work.

6.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.

Authorized – unlimited number of common shares without par value.

b.

Issued

i)

On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.  A total of $10,779 was included in share issue costs.

ii)

In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

iii)

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The fair value of $401,088 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,070 was included in share issue costs.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

iv)

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $27,259 was included in share issue costs.

v)

During the six months ended December 31, 2009, a total of 25,000 warrants at a price $1 CDN were exercised for proceeds of $23,203. A fair value of $7,580 was recognized on these exercised warrants.

vi)

During the six months ended December 31, 2009, a total of 432,000 options at prices ranging from $0.55 CDN to $1.15 CDN were exercised for proceeds of $258,723. A fair value of $203,797 was recognized on these exercised options.

vii)

On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders’ fees at a fair value of $62,953 on that acquisition.

c.

Stock Options

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	230,000	2.40
Exercised	(432,000)	0.65
Outstanding, December 31, 2009	2,596,000	0.87

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

At December 31, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011*	150,000	0.55	1.32
January 10, 2012	20,000	0.55	2.03
September 1, 2012	350,000	1.00	2.67
October 12, 2012	350,000	1.00	2.78
October 15, 2012	25,000	1.00	2.79
February 19, 2013	65,000	1.15	3.14
January 27, 2014	1,226,000	0.58	4.08
July 20, 2014	200,000	2.09	4.55
October 2, 2014	30,000	4.49	4.76
	2,596,000		3.41

*

Subsequently, 50,000 of these options were exercised.

d.

Warrants

The following table summarizes the Company’s warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	1,600,000	3.44
Exercised	(25,000)	1.00
Outstanding, December 31, 2009	2,575,000	2.52

At December 31, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010	975,000	1.00	0.91
January 24, 2011*	600,000	2.10	1.07
March 21, 2011	1,000,000	4.25	1.22
	2,575,000		1.07

*

Subsequently, 4,500 of these warrants were exercised.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e.

Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%
Annualized volatility	116-132%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years

During the six months ended December 31, 2009, the Company recognized $194,354 (2008 - $139,397) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

7.

RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2009:

a)

$111,863 (2008 - $52,260) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at December 31, 2009, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b)

$92,812 (2008 - $53,326) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at December 31, 2009, $13,762 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

9.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at December 31, 2009
Assets	$ 5,141,057	$ 4,418,659	$ 9,559,716

As at June 30, 2009
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the six months ended December 31, 2009
Loss for the period	$ 491,531	$ 270	$ 491,801
Capital expenditures	$ -	$ 2,809,163	$ 2,809,163

For the six months ended December 31, 2008
Loss for the period	$ 706,218	$ 260	$ 706,478
Capital expenditures	$ -	$ 398,822	$ 398,822

10.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s financial instruments typically consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Cash equivalents and temporary investments have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Accounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

10.  FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued,

 a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)Derivative financial instruments

As at December 31, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $40,000.

The Company does not invest in derivatives to mitigate these risks.

e)

Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $40,000.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

11.  MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

	December 31, 2009	June 30, 2009
a) Assets
Mineral property costs under Canadian GAAP	$ 4,263,186	$ 1,609,496
Less deferred costs expensed under U.S. GAAP	(4,263,186)	(1,609,496)
Mineral property costs under U.S. GAAP	$ -	$ -

b) Deficit
Closing deficit under Canadian GAAP	$ (5,869,363)	$ (5,377,562)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(4,263,186)	(1,609,496)
Closing deficit under U.S. GAAP	$ (10,132,549)	$ (6,987,058)

c) Net Loss
Net loss under Canadian GAAP	$ (491,801)	$ (1,254,187)
Mineral property costs expensed under U.S.GAAP	(2,653,690)	(590,147)
Net loss under U.S. GAAP	$ (3,147,095)	$ (1,844,334)

d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.11)	$ (0.08)

e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (239,909)	$ (810,846)
Loss under Canadian GAAP	491,801	1,254,187
Loss under U.S. GAAP	(3,145,491)	(1,844,334)
Non-cash exploration costs expensed under U.S.GAAP	1,129,284	-
Cash used in operating activities – U.S. GAAP	$ (1,764,315)	$ (1,400,993)

f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (1,669,491)	$ (581,012)
Mineral property costs expensed under U.S. GAAP	1,524,406	581,012
Cash used in investing activities - U.S. GAAP	$ (145,085)	$ -

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in US Dollars)

(Unaudited)

11.  SUBSEQUENT EVENTS

a.

Subsequently, 50,000 options were exercised for gross proceeds of $27,500 CDN and 4,500 warrants were exercised for gross proceeds of $9,450 CDN.

b.

On January 12, 2010, the Company issued 200,000 shares at a fair value of $746,000 CDN on acquisition of Nuiklavik property.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Donald E. Ranta, Chief Executive Officer & President, Rare Element Resources Ltd. certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Rare Element Resources Ltd. (the “issuer”) for the interim period ended December 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 16, 2010

“Donald E. Ranta”

_______________________

Donald E. Ranta

Chief Executive Officer & President

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Mark T. Brown, Chief Financial Officer, Rare Element Resources Ltd. certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Rare Element Resources Ltd. (the “issuer”) for the interim period ended December 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 16, 2010

“Mark T Brown”

_______________________

Mark T. Brown

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the consolidated financial statements of Rare Element Resources Ltd. (“Rare Element Resources” or the “Company”). The information provided herein should be read in conjunction with the Company’s unaudited consolidated financial statements and notes for the six months ended December 31, 2009 and audited consolidated financial statements and notes for the year ended June 30, 2009.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance

The Company’s principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company in the TSX Venture Exchange.  In November 2009, the Company filed a Form 20F with the US Securities and Exchange Commission. Rare Element Resources currently has a “Blue Sky” exemption in the United States due to its listing with Standard & Poors and trades on the US “pink sheets” market under the symbol “RRLMF”. The filing of the Form 20F made Rare Element Resources a fully reporting issuer in the United States and the Board of Rare Element Resources will consider a listing with an exchange in the United States.

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. (“Paso Rico”) in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold exploration venture on the Bear Lodge Property.

Newmont has the right to earn a 65% working interest in Rare Element Resources’ Bear Lodge property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing $5 million in mineral exploration expenditures over five years.  Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.

In February, 2010, Rare Element was named as one the TSX Venture Exchange’s Top 50 companies.

Bear Lodge Property

On April 10, 2009, the Company completed a NI 43-101 Resource Report on the Bear Lodge Property. The report presented the current estimated inferred mineral resource of rare-earth elements at Bear Lodge of 9,830,000 tons grading 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides (see “Rare-earth Exploration” section).

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Project property. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming.  These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Some of the claims and a portion of a defined area of influence surrounding the claims are subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport.  Paso Rico owns a portion of the claim group outright and those claims are not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The Bear Lodge property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.  All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management, which are now, and will continued to be, paid by Newmont for the term of Newmont Agreement (see the section “Newmont Gold “Sundance” Venture” below).

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares.

The underlying owner Strider Resources Limited retains a 3% NSR royalty with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

On December 1, 2009, the Company signed a letter of intent with Medallion Resources Ltd. (“Medallion”) to grant Medallion an option to earn a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total $1,450,000 CDN in cash, issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period.

In December, 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February, 2010 they received the basic data and initial interpretation of it.

Nuiklavik property

On November 12, 2009, the Company entered into letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.)(“Altius”), to acquire a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares of the Company issued subsequent to December 31, 2009.

Altius will retain a total Gross Overriding Royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Exploration expenditures on resource properties:

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2008	for the year	June 30, 2009	for the period	December 31, 2009
Bear Lodge Property
Property acquisition costs	$ 17,721	$ 23,000	$ 40,721	$ -	$ 40,721
Staking	17,949	-	17,949	-	17,949

Exploration expenditures
Assays	13,374	16,573	29,947	102,105	132,052
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	21,514	21,514
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	70,299	70,299
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	33,272	33,272
Geological consulting	227,482	211,277	438,759	278,042	716,801
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	176,635	331,665
Overhead expenses	10,839	2,685	13,524	9,241	22,765
Resource estimation	-	-	-	5,401	5,401
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	12,841	37,259
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	1,646,439	3,255,935
Eden Lake Property
Property acquisition costs	-	-	-	1,007,251	1,007,251
Total exploration expenditures on Eden Lake property	-	-	-	1,007,251	1,007,251
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 2,653,690	$ 4,263,186

The Company completed an impairment analysis as at September 30, 2009 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”.

Management concluded that no impairment charge was required because:

•

there have been no significant changes in the legal factors or climate that affects the value of the property;

•

all property rights remain in good standing;

•

there have been no significant changes in the projections for the property;

•

exploration results continue to be positive and the rare-earth-element (“REE”) resource was recently increased;

•

the Company intends to continue its exploration and development plans on its property; and

•

Sundance project funding for gold exploration continues to be provided by its partner.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Rare-earth Exploration

The Bear Lodge Project contains widespread indications of rare-earth elements (“REE”) and precious metals. REE are primarily used in hybrid-electric-vehicles (HEV), which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE “super” magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, phosphors, catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge Project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 50 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge Project properties in late 2004, focusing on the same target area previously identified by Hecla Mining Company (“Hecla”) from 1987 through 1991.  Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area; one hole was drilled in the Bull Hill Northwest target; and one hole to the west tested an induced polarization anomaly for REE and gold.  Nine of the twelve holes intercepted significant REE intervals and, combined, confirmed and expanded the Bull Hill Southwest mineralized zone.

During the fall of 2008, the Company performed an exploration program, which featured drilling four core holes, three of which were targeted to confirm and expand the historical REE mineralization of the Bull Hill Southwest target and provide samples for continuing metallurgical work.  The fourth hole was drilled to test the REE mineralized zone to the northwest, to search for a carbonatite plug, and to test a potential gold target. Highlights of the drill program include relatively thick REE intercepts in three holes and higher grades in drill holes RES 08-1 and 08-3. These results assisted the Company in completing its first NI 43-101 independent resource report. Metallurgical testing is continuing with samples from these drill holes with a goal to determine a commercial method of recovering the REE.

The REE mineralization encountered in three of the four drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill, within the Bear Lodge alkaline-igneous complex. The Bear Lodge project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, samarium, europium, and gadolinium), and in particular the first five of these. Assays from the REE-mineralized sections of the holes can be found in the Company’s February 4, 2009 news release.

REE metallurgical testing during 2008 made significant strides forward and additional work is in process  Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products.  On July 15, 2009, the Company  announced the encouraging rare-earth metallurgical test results on the oxide material, resulting in a range of recoveries and pre-concentrate grades, from 70% recovery with a grade 14.25% rare-earth oxide (“REO”) (-500 mesh), to 90% recovery with a concentrate grade of 9.2% REO (-100 mesh). A grade of 14.25% represents better than a three-fold concentration of the REE. More testing is planned to create a concentrate with higher grades and less of the gangue minerals, prior to leaching of the REE minerals.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

In March 2009, the Company announced the results of a new National Instrument 43-101-compliant inferred mineral resource estimate of REE contained in the Bull Hill Southwest deposit of 9.83 million tons averaging 4.07% REO, or approximately 800 million pounds of REO. The new resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes completed by other companies prior to 2004, for which data is available. Approximately 34% of the inferred mineral resource lies within 100 feet of a drill hole and 69% of the inferred mineral resource is within 200 feet of a drill hole. The new inferred mineral resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas. Ore Reserves Engineering (“ORE”) of Lakewood, Colorado, provided the Independent Qualified Person responsible for the mineral resource estimate and the Technical Report.

The results of the mineral resource estimate by ORE are summarized at a range of cutoff grades for each of the oxide, transitional/mixed, and sulfide/unoxidized zones, as follows:

Table 1  Inferred Mineral Resource at Various Cut-Off Grades (%REO)

Cutoff Grade[1,3]	Oxide		Transitional		Sulfide		Total
	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]
1.0	5,350,000	3.83	1,420,000	3.84	4,990,000	3.27	11,770,000	3.60
1.5 (3)	4,560,000	4.29	1,140,000	4.50	4,120,000	3.71	9,830,000	4.07
2.0	3,830,000	4.78	840,000	5.54	3,250,000	4.27	7,910,000	4.65
2.5	3,390,000	5.10	760,000	5.84	2,810,000	4.58	6,970,000	4.97
3.0	2,490,000	5.96	670,000	6.26	2,330,000	4.97	5,500,000	5.58
3.5	2,190,000	6.35	610,000	6.60	1,980,000	5.28	4,770,000	5.94
4.0	1,880,000	6.78	480,000	7.36	1,350,000	5.95	3,710,000	6.55
4.5	1,600,000	7.22	440,000	7.65	1,160,000	6.22	3,200,000	6.92
5.0	1,370,000	7.63	360,000	8.30	860,000	6.72	2,580,000	7.42

1.

REO (rare-earth oxides) include CeO2, La2O3, Nd2O3, Pr6O11, and Sm2O3, listed in relative order of decreasing abundance in the deposit, plus minor quantities of other REO.

2.

The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101. A Technical Report with the estimate was filed on SEDAR on April 14, 2009.

3.

ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO has been selected as the base case.

Resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Geology & Mineralization:

REE mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. Virtually all of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element Resources’ lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target is comprised of an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply to the southwest. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 100 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that is spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes up to 1000 feet along strike and 1000 feet down dip. Some of the dikes are cut off to the southwest and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Company considers the geologic modeling and mineral resource estimation results encouraging for the following reasons:

?

Significantly greater tonnage and slightly higher REO grades compare favorably to the prior historical resource estimate.

?

The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.

?

The REE mineralization that constitutes the mineral resource is open for expansion toward the surface, at depth, to the southeast, and to the southwest of the fault; and the Company believes that there is room for the mineral resource tonnage to increase significantly.

?

Historical drilling identifies other Bull Hill area targets, some possibly with higher grade REE mineralization, including Bull Hill Northwest, Whitetail Ridge, Bull Hill Southeast extension, a fault offset of the Bull Hill SW deposit, and a conceptual deep carbonatite plug. These targets have yet to be followed up with a systematic drill program.

The new mineral resource estimate confirms that potentially economic mineral resources are present, and justifies further technical work, including metallurgical testing and drilling. Considerable in-fill definition drilling will be required to increase the confidence level and upgrade the inferred mineral resources to the indicated category. Step-out drilling has potential to expand the mineral resource and define the boundaries of the mineralization.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Cutoff Grade & Metallurgy:

The mineral resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its REE metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. A metallurgical testing program is being conducted during 2009 on the mineralized core samples collected during 2008 (see news release February 4, 2009).

Mineral Resources are not Reserves:

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance / Quality Control:

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

The Rare Element Resources’ field programs were carried out under the supervision of Dr. James G. Clark, L.Geo, the Company’s Vice President of Exploration and a qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. He was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company’s exploration of Bull Hill and the Bear Lodge district during the late 1980’s and early 1990’s. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. In 2009, a consulting geochemist, Dr. Jeffrey Jaacks, was retained to upgrade the QA/QC program with a complete set of low-grade and high-grade standards. Dr. Clark and Dr. Jaacks have verified the sampling procedures and QA/QC data delivered to ORE and is of the opinion that the data are of good quality and suitable for use in the resource estimate.

A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

The Company’s comprehensive NI 43-101 compliant Technical Report, incorporating descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002, was filed on April 15, 2009. The report also includes recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program currently in process.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

During the late summer and fall of 2009, Rare Element drilled twenty two core holes, but two of them were incomplete due to inclement weather and will be finished in 2010.  Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, but assay results have not been received. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in five drill holes RES 09-3, 09-3A, 09-6, 09-17 and 09-18. These results will be used by the Company in completing an updated NI 43-101 independent mineral resource report scheduled for completion in the spring of 2010. Metallurgical testing will continue with samples from these drill holes with a goal to determine a commercial method of recovering the REE. The REE mineralization encountered in all fifteen holes of the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The five-drill holes that tested the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target were drilled as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 m (186 ft) of near-surface, high-grade REE mineralization. Several closely spaced holes were drilled to determine and test the orientation and continuity of the mineralization.  Assays for these holes are pending.

All of the holes in the 2009 program were designed to offset known mineralization. One of the target concepts that was not tested is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme. The Company’s geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system.  Approximately 5,000 m (16,500 ft) of drilling has been planned for the total 2009 program.  The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company’s Bull Hill Southwest rare-earths deposit.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling in 2010.

In December, 2009, the Company received assays for the first 5 holes from the 2009 REE drilling program. In February, 2010, the Company received assays from a further 10 holes of this 20 hole program. Both of these sets of results were encouraging and the news releases can be viewed at www.rareelementresources.com.

Further information can be found in past news releases posted on the Company’s Sedar website (www.sedar.com).

During the six months ended December 31, 2009, the Company incurred $1,646,439 in exploration expenditures on the Bear Lodge property. As of December 31, 2009, the Company had incurred a total of $3,255,935 (June 30, 2009 - $1,609,496) on exploration work at Bear Lodge.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Newmont Gold “Sundance” Venture

On June 1, 2006, the Company’s wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the REE and uranium, but including rights to gold and other metals if Newmont spends $5 million on property exploration by June 1, 2011. However there is no certainty that Newmont will continue with its exploration to vest a 65% interest in the property.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced below 20% for any reason, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of any products or distributions from the Venture.

Newmont had staked an additional 116 Federal lode mineral claims and included them as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains. Newmont is the operator of the Venture’s gold-exploration program. The Company continues to advance its REE exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may operate both programs.

In October 2008, the Company announces that the Venture has completed additional geologic mapping, geochemical sampling, and an expanded induced polarization (IP) survey. The Newmont exploration team has made substantial progress in the 2008 program including movement toward gaining exploration permits for a larger drilling program on the property. Using a combination of the new geological, geochemical, and geophysical data, the exploration targets have been enhanced and better defined. Exploration data is being compiled and detailed plans are being formulated for the 2009 exploration program.

Exploration work for 2009 was designed to build on the successful 2006-08 exploration programs and to test the best targets within the Sundance project area. Twenty seven drill holes had been completed by Newmont on joint venture ground in 2006-08, and the permit for the Environmental Assessment and Plan of Operation was granted in July 2009, enabling Newmont to commence its drilling program of up to 200 acres of disturbance commencing in July, 2009.

Interpretation of the mapping, sampling, drilling, and geophysical survey results to date has prompted an increasing focus on structural zones through the Taylor, Carbon and Smith targets.

A renewed emphasis on finding high-grade gold mineralization within the Sundance property prompted a review of historical drill holes having better grade mineralization. Higher grade, near surface gold mineralization provides the basis for a comparison of potential deeper high-grade veins at Sundance with those of the Cripple Creek system, which had produced nearly 20 million ounces of gold from deep high-grade veins.

The Company reported that the initial column leach test results for recovery of gold, which may be indicative of potential production recoveries,  have yielded 78.4 percent recovery at -3/4 inch crush size, 80.5 percent at -10 mesh (sand size), and 87.9 percent at -200 mesh (fine powder). These tests

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010 successfully provide the first indication of how the Sundance gold mineralization might respond to leaching processes. They also provide a basis for fine tuning the leach methodology to optimize the economic extraction of gold. For the further information, see May 29, 2008 news release.

Eighteen drill holes were completed by Newmont in the summer months of 2009, with completion of the drilling in September, and the assay results were reported in a news release date December 3, 2009.  The results are available at www.rareelementresources.com. While the Company believes that these results are encouraging, Newmont did not continue its gold drilling program any further in 2009.

As of June 30, 2009, Newmont’s exploration expenditures on the joint venture property are approximately $2.107 million. These expenditures were approximately $2.7 million as of December 31, 2009. Newmont is required to spend a total of $3.5 million by June 1, 2010. Newmont must spend the remaining amount so that the total expenditures are $5 million by June 1, 2011.

Compliance with NI43-101

Technical disclosure in this MD&A (“Technical Information”) was prepared by or under the supervision of Donald Ranta, PhD, PGeo, a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  For readers to fully understand the Technical Information in this MD&A, they should read the Technical Report entitled “Technical Report on the Mineral Resources of the Bear Lodge Rare-Earths Projects” (available on www.sedar.com) in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this document which qualifies the Technical Information.  Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.  The Technical Information in this MD&A and the referenced Technical Report are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in this MD&A and the referenced Technical Report.  Alan Noble is the Independent Qualified Person with respect to the mineral resource estimation summarized in this MD&A and is the primary author of the Technical Report.

Alan Noble is the Independent Qualified Person with respect to the mineral resource estimation summarized in this MD&A and is the primary author of the Technical Report.

The Company maintains a website at www.rareelementresources.com.

Summary of Quarterly Results

Expressed In $	Dec 09 Quarter	Sep 09 Quarter	June 09 Quarter	Mar 09 Quarter	Dec 08 Quarter	Sep 08 Quarter	June 08 Quarter	Mar 08 Quarter
Total Revenue	8,657	8,970	9,725	6,912	7,041	8,898	5,195	17,178
Income (Loss)	(266,323)	(225,478)	(284,543)	(263,166)	(448,962)	(257,516)	(191,469)	(398,964)
Earnings (Loss) Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)
Total Assets	9,559,716	8,707,704	4,034,219	2,640,145	2,826,269	3,272,127	3,394,225	3,501,377
Total Long-term Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Results of Operations for the three months ended December 31, 2009 compared to the three months ended December 31, 2008

The net loss for the second quarter of fiscal 2010 totaled $266,323 compared to loss of $448,962 in the same period of fiscal 2009, a decrease of $182,639. The basic and diluted losses per share were $0.01 for the three months ended December 31, 2009 and $0.02 for the same period in 2008.

Interest income totaled $8,657 (2008 - $7,041) for the three months ended December 31, 2009 as a result of interest earned on the funds that the Company held in financial institutions. During the three months ended December 31, 2009, the Company recognized a gain on foreign exchange of $147,095 (2008 – foreign exchange loss of $256,055) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required. The change in the foreign exchange amount from period to period accounts for almost all of the change in the expenses.

Excluding the non-cash stock-based compensation expenses of $81,684 in fiscal 2010 and $57,580 in fiscal 2009, amortization expenses of $1,082 in fiscal 2010 and $759 in fiscal 2009, and the foreign exchange gains (losses), total general and administrative costs were $339,309 for the three months ended December 31, 2009 and $141,609 for the comparable period, an increase of $197,700. The increase was mostly due to: (a) investor relations and shareholders’ communication increased by $22,236 and corporate development expenses increased by $21,018 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (b) accounting and administration fees were increased by $20,937 as a result of the Company acquiring a new mineral property and filing Form 20F; (c) management fees increased by $46,281 and consulting fees increased by $14,897 due to bonuses paid to two officers of the Company.

Results of Operations for the six months ended December 31, 2009 compared to the six months ended December 31, 2008

The net loss for the six months ended December 31, 2009 totaled $491,801 compared to $706,478 in the same period in 2008. The basic and diluted losses per share were $0.02 for the six months ended December 31, 2009 and $0.03 for the same period in 2008.

Interest income totaled $17,627 for the six months ended December 31, 2009 as a result of interest earned on the funds that the Company held (2008 - $15,938). During the six months ended December 31, 2009, the Company recognized a foreign exchange gain of $273,741 (2008 – foreign exchange loss of $309,455) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required. The change in the foreign exchange amount from period to period accounts for almost all of the change in the expenses.

Excluding the non-cash stock-based compensation expenses of $194,354 in 2009 and $139,397 in 2008, amortization expenses of $2,017 in 2009 and $1,564 in 2008, and the foreign exchange gains (losses), total general and administrative costs were $586,798 for the six months ended December 31, 2009 and $272,000 for the comparable period, an increase of $314,798. The increase was mostly due to: (a) investor relations and shareholders’ communication increased by $43,306 and corporate development expenses increased by $77,976 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (b) accounting and administration fees were increased by $38,219 as a result of the Company closing two financings in the first quarter of fiscal 2010, filing Form 20F and acquiring a new mineral property; (c) management fees increased by $59,603 and consulting fees increased by $14,897 due to bonuses paid to two officers of the Company.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Liquidity

The Company’s working capital as at December 31, 2009 was $4,946,190 (June 30, 2009 - $2,345,857). As at December 31, 2009, cash totaled $5,112,032, an increase of $2,777,887 from $2,334,145 as at June 30, 2009. The increase of working capital and cash was due to the funds received pursuant to the closing of two non-brokered private placements for net gross proceeds of $4,405,361 ($1,800,000 CDN and $3,000,000 CDN) and $281,926 on the exercise of options and warrants. These cash inflows were offset with the cash used in exploration activities of $1,524,406, $100,000 deposited in a reclamation bond, $45,085 used on acquisition of exploration equipment, and $239,909 used in operating activities.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because of two main reasons: (1) It has maintained a very cost effective overhead model; and (2) Newmont still has approximately $2.2 million in expenditures to be made on exploration at Sundance to earn a 65% interest in the project, however, there is no certainty that Newmont will continue with the project. These factors allow for the Company to keep costs low, to moderate the amount of work done that it has to pay for, and to react quickly and be selective in accepting any further offers of financing. With a total of 29,496,236 common shares currently outstanding and its strong working capital position, the Company is well positioned to last beyond fiscal 2010 without raising additional capital.

Capital Resources

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2009	26,264,736	$ 7,841,832
December 31, 2009	29,241,736	$12,294,650
February 16, 2010	29,496,236	$12,323,525

As at December 31, 2009, the Company had 2,596,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to October 2, 2014. During the six months ended December 31, 2009, a total of 432,000 stock options were exercised at prices ranging from $0.55 CDN to $1.15 CDN for gross proceeds of $258,723. A fair value of $203,797 was recognized on these exercised options. Subsequently, 50,000 options were exercised at $0.55 CDN for gross proceeds of $27,500 CDN. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $2,227,030 CDN.

As at December 31, 2009, the Company had 2,575,000 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.25 CDN expiring from November 27, 2010 to March 21, 2011. During the six months ended December 31, 2009, a total of 25,000 warrants were exercised at $1.00 CDN for gross proceeds of $23,203. A fair value of $7,580 was recognized on these exercised warrants. Subsequently, 4,500 warrants were exercised at $2.10 CDN for gross proceeds of $9,450 CDN.  If all the outstanding warrants were exercised, the Company’s available cash would increase by $6,475,550 CDN.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Contributed surplus was $866,603 as at December 31, 2009 (June 30, 2009 - $876,046). The decrease in contributed surplus represents the fair value of the stock options vested is less than the fair value of the stock options exercised during the period.

The deficit totaled $5,869,363 as at December 31, 2009 (June 30, 2009 - $5,377,562). The increase is the result of the net loss of $491,801 for the six months ended December 31, 2009.

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Transactions with Related Parties

During the six months ended December 31, 2009:

a)  $111,863 (2008 - $52,260) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at December 31, 2009, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b)  $92,812 (2008 - $53,326) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at December 31, 2009, $13,762 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

Subsequent Events

a)  Subsequently, 50,000 options were exercised for gross proceeds of $27,500 CDN and 4,500 warrants were exercised for gross proceeds of $9,450 CDN.

b)  On January 12, 2010, the Company issued 200,000 shares at a fair value of $746,000 CDN on acquisition of Nuiklavik property.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this section has been amended to:

-

change the categories into which a debt instrument is required or permitted to be classified;

-

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and

-

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company’s financial condition or operation results.

Internal Controls Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Risks and Uncertainties

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral-exploration activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company’s short- to medium-term operating and exploration cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties.  Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company’s operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010.  The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the June 30, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a)

Impairment

Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b)

Mineral resources

At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c)

Business combinations

The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d)

Foreign currency

The adoption of IFRS will involve the identification of a functional currency. The effect of IFRS on the Company’s foreign currency is minimal because the Company’s functional currency and reporting currency will stay in the US Dollar with Canadian operations translated into US Dollars. Therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

e)

Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee is aware of the IFRS conversion and the Company’s staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company.  The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009, 2010 and 2011, in anticipation of the preparation of the July 1, 2011 balance sheet that will be required for comparative purposes for all periods ending after June 30, 2011.

Outlook

Following completion of the 2008 REE exploration program on the Bear Lodge Project, the Company announced its resource estimate and completed the NI 43-101 Technical Report was sedar filed on April 14, 2009. The Company is following through with the recommendations in the Technical Report to continue the metallurgical testing and drilling with a goal to expand the REE mineralization encountered at Bull Hill Southwest.  Due to variable dike thickness and variable continuity

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010 encountered by the Company’s drilling along strike and down dip, additional drilling will be necessary to delineate the Bull Hill Southwest mineralization. A 20 hole drill program was completed in the 4th quarter of 2009 and two sets of assays for 15 holes have been announced. These results were encouraging and will be incorporated into the resource database along with the results from the 5 holes for which assays have not yet been received.

The Company plans to update its resource estimate by April, 2010. In addition, a scoping study is underway and this report is planned to be completed by mid 2010. Metallurgical testing is continuing and the results from this work, along with the updated resource estimate will be incorporated into the scoping study.

Other metals occur on the Company’s Bear Lodge Property. Previous and current gold exploration has identified numerous geochemical gold anomalies and occurrences in fracture-fault zones and in or near intrusive breccia bodies and has tested a number of targets with widespread drill holes. Based on the approval of a new exploration permit, the Venture conducted an expanded drilling program in 2009. The Company intends to take advantage of the exploration potential for gold and other metals through the option/joint venture Agreement presently in effect with Newmont. The Newmont gold-exploration venture provides the Company with further options to increase the value of the Company and to advance its programs to evaluate both the gold and REE of the Bear Lodge Property.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

Containing information up to, and including February 16, 2010

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

The Company’s intent of listing with an exchange in the United States;

•

The Company’s assumptions and estimates used in its Technical Report filed on April 14, 2009, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s 2009 rare-earth drill program, metallurgical testing and Newmont’s gold-exploration venture drilling program;

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its property,

•

The Company’s future adoption of IFRS; and,

•

Plans to complete a scoping study.